September 22, 2017
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

RE:    Time Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-36218
Ladies and Gentleman:
We are submitting this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) received by letter dated August 24, 2017 (the “Comment Letter”) from Lyn Shenk, Branch Chief, Office of Transportation and Leisure, relating to the above-referenced Annual Report filed on Form 10-K of Time Inc. (the “Company”) filed with the SEC on February 27, 2017.

The Comment Letter requested the Company to respond to the Staff’s comments within ten business days or to advise you when the Company will provide its response.  On September 8, 2017, the Company confirmed that the Staff had granted an extension to respond to the Comment Letter until September 22, 2017. As discussed with Patrick Kuhn of the Staff on September 21, 2017, the Company wishes to confirm the additional five business day extension granted by the Staff to respond to the Comment Letter. Accordingly, the Company expects to respond to the Comment Letter on or before September 29, 2017.

Please do not hesitate to contact me with any comments or questions regarding this letter. We thank you for your time and attention.

Sincerely,

/s/ Susana D'Emic

Susana D'Emic
Executive Vice President and
Chief Financial Officer